                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                EMCOR GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    29084Q100
                                 (CUSIP Number)

                               Mr. Andrew Wallach
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                               September 19, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 29084Q100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER

                                 695,903

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                     134,100
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         695,903
   WITH
                      10.  SHARED DISPOSITIVE POWER

                                 134,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            830,003

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.7%

14.  TYPE OF REPORTING PERSON*
                  PN, IA

Item 1.  Security and Issuer.

                  This Amendment No. 4, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, electronically filed June 15, 1995, as amended by Amendment No. 1 thereto, electronically filed July 26, 1995, Amendment No. 2 thereto, electronically filed February 14, 1996, and Amendment No. 3 thereto, electronically filed February 14, 1997 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of EMCOR Group, Inc. (the "Company"), which has its principal executive offices at 101 Merritt Seven Corporate Park, Norwalk, CT 06851. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

 Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates held and beneficially owned 830,003 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners

LongView B and the other managed accounts was $7,970,389. Of this amount, Cumberland Associates invested approximately $4,905,362 on behalf of Cumberland Partners, $889,270 on behalf of LongView Partners, $577,710 on behalf of LongView B and $1,598,047 on behalf of eight of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock of Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners, LongView B and the eight other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

                  By virtue of Rule 13d-3 under the Exchange Act, each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners, LongView B and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates beneficially owned 830,0031 shares of Common Stock representing 8.7%2 of the Common Stock deemed outstanding on the date hereof.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 day period ending on the date of this filing.

                  In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates and except as set forth above, none of the General Partners is the beneficial owner of any Common Stock.





---------------------------
1 As to 695,903 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 134,100 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the eight other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

2 Based on 9,549,767 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended June 30, 1997, as filed with the Securities and Exchange Commission.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    September 25, 1997

                                            CUMBERLAND ASSOCIATES


                                            By:/s/ Andrew Wallach
                                                Andrew Wallach
                                                General Partner

                                   APPENDIX A*

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES

  DATE OF        NO. OF UNITS         NO. OF UNITS          PRICE PER
TRANSACTION       PURCHASED               SOLD                UNIT
-----------      ------------         ------------          ---------
9/23/97              3,700                                 $18.9037
9/19/97             10,000                                 $18 1/16
8/12/97             24,000                                 $15 3/4
8/11/97             61,000                                 $15 3/4
7/14/97              3,600                                 $16 1/4
6/11/97              5,000                                 $15 5/8




---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.